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| FORM 4 |
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                                                          OMB APPROVAL
[ ] CHECK THIS BOX IF NO LONGER SUBJECT           ------------------------------
    TO SECTION 16. FORM 4 OR FORM 5               OMB Number:          3235-0287
    OBLIGATIONS MAY CONTINUE.  See                Expires:      January 31, 2005
    INSTRUCTION 1(b).                             Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

    Liu                              Vivian                 H.
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   (Last)                           (First)             (Middle)

                               350 Corporate Blvd.
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                                    (Street)

  Robbinsville                        NJ                 08691
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name AND Ticker or Trading Symbol

     NexMed, Inc. (NEXM)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     December 3, 2002
     December 16, 2002
     December 31, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Vice President, Corporate Affairs & Secretary
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                       2A.                       Securities Acquired (A) or      Beneficially   ship
                            2.         Deemed       3.           Disposed of (D)                 Owned          Form:     7.
                            Trans-     Execution    Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            action     Date, if     Code         ------------------------------- Reported       (D) or    Indirect
1.                          Date       any          (Instr. 8)                  (A)              Transaction(s) Indirect  Beneficial
Title of Security           (Month/    (Month/      ------------                 or              (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year)  Day/Year)    Code     V      Amount      (D)    Price     and 4)         (Instr.4) (Instr.4)
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
Common Stock                 12/3/02                  A             28,571(1)    A     $0.55      28,571           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

                        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT                   (Over)
                         REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENLTY VALID OMB CONTROL NUMBER.          SEC 1474 (9-02)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                 5.                                                        Secur-    of
             Conver-                            Number of                       7.                        ities     Deriv-   11.
             sion                               Derivative                      Title and Amount          Bene-     ative    Nature
             or                        4.       Securities    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      Trans-   Acquired (A)  Date              Securities        Price   Owned     ity      In-
             cise             Deemed   action   or Disposed   Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  Code     of (D)        Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      (Instr.  (Instr. 3,    (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  8)       4 and 5)      ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any                             Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (Month/  (Month/   ------   ------------ Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Day/Year)Day/Year) Code V    (A)   (D)   cisable  Date     Title     Shares  5)      4)        4)       4)
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
Stock        $4.00   12/31/02            A       30,000        (2)     1/18/10  Common    30,000  $4.00    90,000     D
Options                                                                          Stock
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Stock        $0.70   12/16/02            A      105,000        (3)     12/16/12 Common   105,000  $0.70   105,000     D
Options                                                                          Stock
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Stock        $0.55   12/3/02             A      114,284        (1)     12/3/12  Common   114,284  $0.55   114,284     D
Options                                                                          Stock
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
EXPLANATION OF RESPONSES:

(1) On December 3, 2002, the Board of Directors approved employee retention packages for 2003, which consisted of 20% in shares of the Company's common stock and 80% in options to purchase shares of its common stock for certain of its employees. The total number of shares of common stock and stock options is based on a specific percentage of the employee's 2002 base salary divided by $0.55 per share. The shares of common stock vest on April 1, 2003 and the stock options vest on July 1, 2003, assuming continuous and uninterrupted employment with the Company.

(2) On January 18, 2000, the Company approved a stock grant to Vivian H. Liu for an aggregate of 90,000 stock options which vest in three equal installments of 30,000 options each on December 31, 2000, December 31, 2001 and December 31, 2002, assuming continuous and uninterrupted employment with the Company.

(3) On December 16, 2002, the Compensation Committee of the Board of Directors approved a stock option grant to Vivian H. Liu for an aggregate of 105,000 stock options, which vest in three equal installments of 35,000 options each on December 16, 2003, 2004 and 2005, assuming continuous and uninterrupted employment with the Company. The grant of the stock options is subject to the execution of an employment contract between Ms. Liu and the Company.

            /S/ VIVIAN H. LIU                                   12/18/02
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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